

Mail Stop 3561

March 26, 2018

Via E-mail
John Venners
Principal Executive Officer
Northsight Capital, Inc.
7580 E Gray Rd., Suite 103
Scottsdale, AZ 85260

> **Re:** **Northsight Capital, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed March 21, 2018**
> **File No. 333-216863**

Dear Mr. Venners:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-40

1.   We note that the financial statements provided for Crush Mobile, LLC are unaudited for all periods presented. Considering that the acquisition was completed on January 8, 2018, tell us how you considered the guidance in Rule 8-04 of Regulation S-X in evaluating the significance of your acquisition and the requirement of audited financial statements.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: John G. Nossiff, Esq.
      The Nossiff Law Firm, LLP